Cablecolor Selects Orckit-Corrigent Packet Transport Network Solutions in Honduras

End-To-End CM-4000 MPLS Products Enable Networking Infrastructure For Enterprises From Tegucigalpa To San Pedro Sula

Tel-Aviv, Israel – December 14, 2011 – Orckit-Corrigent Ltd. (NasdaqGM: ORCT), a leading Packet Transport Network (PTN) vendor and TELSOL, a leading telecommunication group in Central America, today announced that Cable Color, a leading telecommunication service provider in Honduras, has selected Orckit-Corrigent’s IP/MPLS and MPLS-TP based CM-4000 PTN switches and the accompanying CM-View network management system to introduce a networking environment for broadband and enterprise VPN services.

"Cable Color continues to operate a highly advanced network using state-of-the-art technologies to provide a wide range of broadband services to our customers," said Mr. Cesar Rosenthal - CEO of Cable Color. "Orckit-Corrigent's solutions aggregate DSLAMs and transport 10Gbit broadband with advanced traffic management and quality of service technologies to meet our specific technical and economical requirements. This investment is another clear evidence for our: More than a Cable company, providing an access to the world vision”

Orckit-Corrigent’s CM-4000 portfolio is a series of small, medium and large capacity Packet Transport Network switches that offer any combination of Ethernet, SDH and PDH services to facilitate migration towards a unified packet network. The products are based on dual stack IP/MPLS and MPLS-TP, packet synchronization and circuit emulation technologies, and are designed to scale up the delivery of residential, business and mobile backhauling services in next-generation telecom infrastructure networks.

"Orckit-Corrigent is pleased to include Cable Color in our growing global customer base,” said Mr. Izhak Tamir, Co-Founder and President of Orckit Communications. “This selection highlights the effectiveness of our solution for next-generation networks. We announced the first deployment of CM-4000 products about two years ago and have since then significantly increased our presence and customer base in Central and Latin America, the Asia-Pacific, and Europe, with the addition of both Tier-1 and Tier-2 service providers."

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About Cable Color: More than a Cable Company , an access to the world
Cable Color began operations in the city of Tegucigalpa. Due to rapid growth and acceptance of our customers, to date we operate in several cities of the country including: Valle de Angeles, Santa Lucia, Comayagua, Siguatepeque, Choloma, Omoa, Puerto Cortes, Villanueva, San Pedro Sula, Santa Rosa de
Copan, La Ceiba and we continue to expand as the company expanded coverage and national growth.
We were the first company to transmit cable television through a fiber optic network in Honduras, the first private fiber optic cables running back to Puerto Cortes Tegucigalpa and now continue to work to provide our customers with innovative services to both communication and entertainment, including cable TV, internet, telephony, data transport and similar ones with the highest levels of quality, always at the forefront of technology and a continued focus on excellence in customer service and thus be true to our motto of being more than one cable company, we access to the world!
With a team of tireless and committed to development, and impose new challenges on a daily basis for the benefit of our users we are optimistic towards the new era of globalization.
Winning international recognition as Arroba Gold Bizz awards for quality and satisfied all of our subscribers primarily in cities around the country are those who attest to the commitment, quality and prestige of a national company such as Cable Color.

About TELSOL
TELSOL is one of the Central America’s largest telecommunications groups. The group operates subsidiaries in Honduras, Nicaragua, Guatemala and Panama, primarily in Honduras, Central America. It currently employs more than 30 employees around the Central America region and is a supplier of products and services in the fields of deployment and maintenance of cellular, alternative Carriers, ISP, VoIP Providers, Enterprises and wireless communications infrastructures, since 2010.

About Orckit Communications Ltd.
Orckit facilitates telecommunication providers' delivery of high capacity broadband residential, business and mobile services over wireline or wireless networks with its Orckit-Corrigent family of products. With 20 years of field experience with Tier-1 customers located around the world and sound leadership, Orckit has a firm foothold in the ever-developing world of telecommunication. Orckit-Corrigent's product portfolio includes Packet Transport Network (PTN) switches - an MPLS and MPLS-TP dual stack based portfolio enabling advanced packet as well as legacy services over packet networks with a wide set of transport features. Orckit-Corrigent markets its products directly and indirectly through strategic alliances, as well as distribution and reseller partners worldwide. Orckit was founded in 1990 and went public in 1996. The company is active in APAC, Western and Eastern Europe, and America.
For more information, please visit www.orckit.com. Follow Orckit on Twitter @ORCT

Certain matters discussed in this news release are forward-looking statements that involve a number of risks and uncertainties including, but not limited to, the Company’s history of losses, dependence on a limited number of customers, risks in product development plans and schedules, rapid technological change, changes and delays in product approval and introduction, customer acceptance of new products, the impact of competitive products and pricing, market acceptance, the lengthy sales cycle, exchange rate fluctuations, fluctuation in order size, proprietary rights of the Company and its competitors, need for additional financing, the ability to repay the convertible notes, risk of operations in Israel, government regulation, dependence on third parties to manufacture products, the effect of current global economic conditions, as well as turmoil in the financial and credit markets, and other risk factors detailed in the Company's United States Securities and Exchange Commission filings. Actual results may materially differ. Orckit assumes no obligation to update the information in this release.

Contact Information:
Ruder Finn Israel for Orckit-Corrigent
Matthew Krieger
+972-544-676-950
matthew@ruderfinn.co.il